April 27, 2020

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110

      Re:    HC2 Holdings, Inc.
             Definitive Additional Materials on Schedule 14A filed by Percy Rockdale
                 LLC, MG Capital Management Ltd. et al.
             Filed April 13, 20, 21 and 23, 2020
             File No. 005-35210

Dear Mr. Davis:

      We have reviewed the filings above and have the following comment.

1. Disclosure in these filings includes statements indicating that Percy Rockdale's slate of nominees has a strategy for "delivering stockholders ~$9 or more per share in value."
      Valuation claims included in proxy materials "[are] only appropriate and consonant with
      Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders'
      understanding of the basis for and the limitations on the projected realizable values."
      Refer to the text accompanying footnote 2 in Exchange Act Release No. 16833 (May 23,
      1980). Please provide us with the basis for such estimate including any assumptions, qualifications or limitations. Please also include in future filings making similar claims disclosure that assists shareholders' understanding of the basis for and the limitations on the projected "~$9 or more per share in value." Please note that while the disclosure on slide 66 of the April 13 filing is helpful, it does not specifically tie to the $9 per share figure.

                                             *   *    *
 Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
April 27, 2020
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions